787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 24, 2015

Mr. Jacob Sandoval

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Allocation Target Shares (File No. 811-2457)
BlackRock Series Fund, Inc. (File No. 811-03091)
BlackRock Variable Series Funds, Inc. (File No. 811-03091)

Dear Mr. Sandoval:

On behalf of BlackRock Allocation Target Shares (“BATS”), BlackRock Series Fund, Inc. (“Series”) and BlackRock Variable Series Funds, Inc. (“Variable”) (each, a “Registrant” and collectively, the “Registrants”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Jessica Herlihy by telephone on November 12, 2015 regarding the annual reports to shareholders for the period ended March 31, 2015 with respect to BATS and the period ended December 31, 2014 with respect to each of Series and Variable (each, an “Annual Report” and collectively, the “Annual Reports”).

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in each Annual Report.

BATS

Comment No. 1:     Please update Edgar with the ticker symbol for Series A Portfolio.

Response:                The Registrant has updated the ticker for Series A Portfolio on Edgar.

Comment No. 2:     With respect to each Portfolio that holds shares in Dreyfus Treasury Prime, please specify in the Schedule of Investments the class of the Dreyfus Treasury Prime fund held by the applicable Portfolio.

Response:                The Registrant will specify the class of the Dreyfus Treasury Prime fund held by the applicable Portfolio in its shareholder reports going forward. As of September 30, 2015, each Portfolio that was invested in the Dreyfus Treasury Prime fund held Institutional

New York      Washington      Houston      Paris      London      Milan      Rome      Frankfurt      Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

class shares.

Comment No. 3:     The Schedule of Investments for Series C Portfolio shows that the Portfolio invested in credit default swaps and utilizes the S&P rating of the credit default swaps (or with respect to one swap, is not rated). However, Management’s Discussion of Fund Performance (“MDFP”) discloses that the Portfolio utilizes credit ratings by Moody’s as well as S&P. Consider utilizing other credit ratings agencies when disclosing selling protection for credit default swaps.

Response:                The Registrant will consider utilizing other credit ratings agencies when disclosing selling protection for credit default swaps in future shareholder reports.

Comment No. 4:     For Portfolios that write or sell credit default swaps, please confirm that the Portfolio covers the full notional amount of the credit default swap.

Response:                If a Portfolio writes (sells) a credit default swap, then the Portfolio will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

Comment No. 5:     With respect to Series C Portfolio, please confirm there were no securities pledged or encumbered as collateral on the open derivatives positions during the period.

Response:                The Registrant confirms that there were no securities pledged or encumbered as collateral for Series C Portfolio’s open derivatives positions as of March 31, 2015. The Registrant further confirms that as of March 31, 2015 and September 30, 2015, all collateral pledged for Series C Portfolio’s open derivatives positions was cash.

Comment No. 6:     With respect to Series P Portfolio, please confirm that the “cash” in the Schedule of Investments represents unencumbered cash and does not represent an investment in a money market fund.

Response:                The Registrant confirms that the “cash” in the Schedule of Investments for Series P Portfolio represents unencumbered cash and does not represent an investment in a money market fund.

Comment No. 7:     Please confirm why Series E Portfolio appears to be the only Portfolio without officers’ and trustees’ fees payable at year end in its Statement of Assets and Liabilities.

Response:                Because Series E Portfolio had not been in operation for a full fiscal year at the time of the Annual Report, officers’ and trustees’ fees payable were de minimus and therefore not disclosed as a separate line item in the Statements of Assets and Liabilities.

Comment No. 8:     Please confirm why Series E Portfolio appears to be the only Portfolio without pricing expenses at year end in its Statements of Assets and Liabilities.

Response:                Because Series E Portfolio had not been in operation for a full fiscal year at the time of the Annual Report, pricing expenses were de minimus and therefore not disclosed as a separate line item in the Statements of Assets and Liabilities.

All Registrants

Comment No. 9:      If there are any indemnification agreements in place with respect to the Registrant, please disclose them in the Notes to Financial Statements. Please note that this comment applies to all trusts.

Response:                Each Registrant currently discloses the following language to its Notes to Financial Statements: “Indemnifications: In the normal course of business, the Fund enters into contracts that contain a variety of representations that provide general indemnification. The Fund’s maximum exposure under these arrangements is unknown because it involves future potential claims against the Fund, which cannot be predicted with any certainty.”

Variable

Comment No. 10:    According to its Schedule of Investments, it appears that BlackRock Global Allocation V.I. Fund purchased several private placement securities in 2014. Please consider whether the principal risks in the Fund’s prospectus should be adjusted to reflect private placements.

Response:                The Registrant notes that the Fund’s prospectus currently discloses that that Fund may invest in private placement securities as an “Other Strategy” and includes risk disclosure corresponding to such strategy. The Registrant believes such disclosure addresses the risks to which the Fund may be exposed as a result of investing in private placement securities.

Comment No. 11:    The Schedule of Investments of BlackRock Global Opportunities V.I. Fund shows a valuation technique for Snapdeal.com that appears to be a market-approach method. However, in the Fund’s Form N-Q filed on January 22, 2015, the valuation technique used for Snapdeal.com appears to utilize an income method of valuation. Please note for future reports that Accounting Standards Codification (“ASC”) 820-10-50-2(bbb) requires disclosure of a change in the valuation technique.

Response:                The Registrant confirms that the disclosure required by ASC 820-10-50-2 in regards to changes in valuation techniques is met. The valuation technique used in the Fund’s Form N-Q filed on January 22, 2015 was a “hybrid weighted value” that is a combination of a market-approach method and a discounted cash flow (income approach). In the Fund’s annual report, the valuation technique used was also a “hybrid weighted value” (combination of market approach and option pricing model). The Fund’s Form N-Q filed on May 22, 2015 includes disclosure of the change in valuation technique from a “hybrid weighted value” to a Probability-Weighted Expected Return Model.

Comment No. 12:    We note that BlackRock iShares Alternative Strategies V.I. Fund had a return of capital distribution during the period. Please confirm this distribution was in compliance with Section 19(a) of the Investment Company Act of 1940.

Response:                The Registrant notes that the Fund’s estimated excise tax distribution of net investment income paid on December 31, 2014 exceeded the actual net investment income earned as of December 31, 2014 by an amount the Registrant determined to be not significant as contemplated by Rule 19a-1(e). Accordingly, the Registrant believes this distribution was in compliance with Rule 19a-1 and Section 19(a).

Comment No. 13:    The Schedule of Investments for BlackRock iShares Dynamic Fixed Income V.I. Fund shows income from BlackRock Liquidity Funds and BlackRock Liquidity Series, LLC, but there is no indication of shares purchased, sold or held in such affiliated entities. Please explain this discrepancy.

Response:                The Registrant’s policy is to disclose the transactions in affiliated money market funds on a net basis. The Fund opened and closed all positions in BlackRock Liquidity Funds and BlackRock Liquidity Series, LLC during the period, so no positions were shown as being purchased or sold during the period. Going forward, the Registrant will include a footnote stating that the transactions are shown on a net basis of shares purchased/sold.

Comment No. 14:    We note that Note 4 of the Notes to Financial Statements of BlackRock U.S. Government Bond V.I. Fund states that the notional amount shown is in the currency in which the applicable transaction was denominated. In future reports, please display the currencies separately rather than aggregating them.

Response:                The Registrant will consider making the suggested change in future shareholder reports, where applicable.

Series

Comment No. 15:    Several of the Portfolios have line items showing a realized or unrealized gain (loss) on borrowed bonds in their Statements of Operations, and their Notes to Financial Statements describe borrowed bond agreements. Please consider updating each applicable Portfolio’s prospectus to describe borrowed bonds.

Response:                The Registrant submits that repurchase agreements may be referred to as borrowed bonds when entered into in connection with short sales of bonds. Repurchase agreements are currently disclosed as a permissible investment for the Portfolios in their prospectus and/or Statement of Additional Information.

Comment No. 16:    According to its Schedule of Investments, BlackRock U.S. Government Bond Portfolio invests in barrier options. Please confirm whether the ability to invest in barrier options is disclosed in the Portfolio’s prospectus. If barrier options are not disclosed, please consider updating the prospectus and Statement of Additional Information to disclose that the Portfolio may invest in barrier options.

Response:               The Portfolio’s principal strategies include the ability to buy or sell options. Additionally, the Portfolio’s prospectus includes risk disclosure relating to buying and selling options. The Registrant will consider adding disclosure relating to specific option contracts to the Portfolio’s Statement of Additional Information.

Comment No. 17:     With respect to BlackRock U.S. Government Bond Portfolio, please indicate in future reports the direction of the option (i.e., “down-and-in”) in the description and table displaying the barrier option in the Schedule of Investments.

Response:                 The Registrant will make the suggested change in all future reports, where applicable.

Comment No. 18:     We note that according to its Schedule of Investments, BlackRock High Yield Portfolio holds variable and floating rate securities. In future reports, please consider disclosing the specifics of the variable rate (e.g., Libor + 3% and any floors associated with the security).

Response:                 The Registrant will consider disclosing the specifics of the variable rate with each security in future reports.

Comment No. 19:     With respect to the Statement of Operations for BlackRock High Yield Portfolio, please break out separately the consent and amendment fee income on loan interest as required by Rule 6-07(1) of Regulation S-X.

Response:                 The Registrant notes that the Portfolio’s consent and amendment fee income was de minimus, representing 0.11% of total income. The Registrant will consider breaking out separately the consent and amendment fee income on loan interest in future reports.

Comment No. 20:     Please confirm that BlackRock High Yield Portfolio has no unfunded commitments related to loan interest.

Response:                 The Registrant confirms that BlackRock High Yield Portfolio had no unfunded commitments related to loan interest.

Comment No. 21:     With respect to the Schedule of Investments of BlackRock High Yield Portfolio, the section on Corporate Bonds notes that Texas Competitive Electric Holdings Co. LLC filed for bankruptcy and/or is in default of interest payments. Please confirm whether this footnote should be added for the same entity where it appears in the section on Floating Rate Loan Interests.

Response:                 The Registrant confirms that this footnote will be added in future reports.

Comment No. 22:     Please explain why the acquisition costs of InVitae Corp. by BlackRock Global Allocation Portfolio changed from $129,630 in the Annual Report to $21,604 in the N-Q filed May 22, 2015. Please describe whether this decrease in the cost was due to sales of the restricted security or a conversion of preferred shares to common shares in connection with the initial public offering.

Response:                 InVitae Corp. had a 1-for-6 reverse stock split prior to its initial public offering, however, the cost to the Fund remained $129,630. The Registrant has revised this item in the Portfolio’s semi-annual report.

Comment No. 23:     With respect to BlackRock Capital Appreciation Portfolio’s fair value hierarchy chart on page 44, please break out the levels of the securities further by industry in order to match the categorization of the industries as disclosed in the Schedule of Investments.

Response:                 The Registrant notes that its current practice is not to break out the levels of securities further by industry in the fair value hierarchy chart where the total securities classified into one level within the hierarchy are all of the same security type. The Registrant notes that footnote 1 to the fair value hierarchy chart refers back to the Schedule of Investments which set outs the industry categorizations for each security type.

Comment No. 24:     BlackRock Total Return Portfolio invests in derivatives, but there is no discussion of derivatives activity in the MDFP. Please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 and disclose any material effect of derivatives on performance of the Portfolio in the MDFP.

Response:                 The Registrant has considered the staff observations concerning derivatives disclosure in the above-referenced letter. The Registrant believes that derivatives-related discussion was not applicable for the Portfolio in the Annual Report because the Portfolio’s performance was not materially affected by derivatives during the period covered by the Annual Report. The Registrant will include a discussion of any material effect by derivatives in the MDFP of each Portfolio where applicable in future reports.

Comment No. 25a:   We note that in the MDFP in each of the Variable and Series Annual Reports, certain Funds and Portfolios, respectively, include the statement “For financial reporting purposes, the values of certain investments were updated to incorporate information relative to those investments as of the report date. Accordingly, the net asset value (“NAV”) per share and total return performance presented herein are different than the information previously published on December 31, 2014.” Please confirm whether this was related to updated valuations that occurred as a result of the audit and describe the circumstances surrounding why the published NAV was different from the audited NAV, if other than T+1 adjustments.

Response:                  The updated values of certain private investments did not result from the audit. As required by accounting standards on subsequent events, Fund management considered information, events or transactions that became available subsequent to the balance sheet date and prior to the issuance of the financial statements that provided additional evidence about conditions that existed at the balance sheet date. The values of certain investments as of December 31, 2014 were updated to incorporate the impact of additional equity raised as of December 31, 2014 but not known until early January 2015.

Comment No. 25b:   Further, please describe if any information incorporated for the audited NAV was available and actionable at the time of the published NAV. Please provide supplementally to the Commission staff in your response a table with the percentage impact and dollar impact on the NAV for each affected fund.

Response:                The Registrant confirms that the information incorporated in the updated values was not available and actionable at the time of the published NAV. Please refer to the response to Comment 25a above. The following table reflects the percentage impact and dollar impact on the NAV for each applicable fund:

Fund Name	Percentage Impact to Total Net Assets	Impact to Fund NAV Per Share
Variable Series: BlackRock Capital Appreciation V.I. Fund	0.17%	$0.02
Variable Series: BlackRock Global Allocation V.I. Fund	0.17%	$0.02
Variable Series: BlackRock Global Opportunities V.I. Fund	0.43%	$0.02
Series: BlackRock Global Allocation Portfolio	0.18%	$0.03
Series: BlackRock Capital Appreciation Portfolio	0.17%	$0.06

In connection with the Commission Staff’s review of its Annual Report, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

Please do not hesitate to contact me at (202) 303-1285 if you have comments or if you require additional information regarding the Annual Reports.

Respectfully submitted,

/s/ Anne C. Choe

Anne C. Choe

cc:	Benjamin Archibald, Esq. Elliot J. Gluck, Esq. Jessica A. Herlihy, Esq.

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